July 31, 2025

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Andi Carpenter
Claire Erlanger
Thomas Jones
Anne Parker

Re:	Billion Group Holdings Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted July 7, 2025 CIK No. 0002069821

Ladies and Gentlemen:

On behalf of our client, Billion Group Holdings Limited (the “Company”), a foreign private issuer organized under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated July 22, 2025 on the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on July 7, 2025. Concurrently with the submission of this letter, the Company is submitting its revised Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Revised Draft Registration Statement” or “Amendment”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated July 22, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted July 7, 2025

Cover Page

1.	Please remove the mark next to the first check box of the forepart of the registration statement, as this offering is not qualified to be offered on a delayed or continuous basis pursuant to Rule 415.

In response of the Staff’s comments, we have removed the mark next to the first check box of the forepart of the registration statement.

2.	We note your response to prior comment 2. Please provide prominent disclosure on the cover page about the legal and operational risks associated with having your operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also provide disclosure on the cover page, similar to the added disclosure on page 13, that recent PRC government statements and regulatory actions by China’s government, such as those relating to the use of variable interest entities and data and cyberspace security and anti-monopoly concerns, have or may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

In response to the Staff’s comments, we have revised our disclosure on the cover page to explicitly state (i) the legal and operational risks associated with having our operations in Hong Kong; and (ii) that recent PRC government statements and regulatory actions by China’s government, such as those relating to the use of variable interest entities and data and cyberspace security and anti-monopoly concerns, have or may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

3.	Please define “controlling shareholder” the first time you use this term.

In response of the Staff’s comments, we have accordingly added the definition of “controlling shareholder” on the cover page.

Prospectus Summary, page 1

4.	We note your response to prior comment 7. Please revise the disclosure on pages 1 and 17 about approvals to clarify, as you do on the cover page, that you have relied on an opinion of counsel.

In response of the Staff’s comments, we have revised the disclosure on pages 1 and 17.

Risk Relating to Doing Business in Hong Kong, page 5

5.	We note your response to prior comment 9. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please note that each summary risk factor should have a cross-reference to the relevant individual detailed risk factor.

In response to the Staff’s comments, we have revised our disclosure on the “Risk Factors - All of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.” and included cross-references to the more detail discussions of these risks on page 13 of this prospectus.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

Our business is affected by the quality and quantity of the products, page 21

6.	We note your response to prior comment 12. Please expand the disclosure on page 21 to identify the “primary supplier” and the disclosure on page 69 to identify “Supplier A.” Also, file as an exhibit any material agreements with the supplier.

In response to the Staff’s comments, we have revised the disclosure on page 22 of the Amendment to identify our primary supplier, Supplier A. Additionally, we have filed the material agreement with Supplier A as Exhibit to this Amendment.

7.	Please tell us with specificity where you revised the disclosure in response to the second sentence of prior comment 13. For example, reconcile the statement on page 21 that “[i]f our relationship with our major supplier changes in the future, we may encounter unstable raw material supply and cost increases” with the statement on page 68 that “[i]n the event that operating subsidiaries’ relationship with any supplier terminates, we believe that they will be able to source necessary supplies from alternative suppliers at similar prices.”

We changed “although we are not directly subject to certain Chinese regulatory requirements and inspections, we may be indirectly affected due to the direct legal impact on our PRC suppliers” to “although we are not directly subject to certain Chinese regulatory requirements and inspections, we may still be indirectly affected.” Because we have no PRC suppliers. In addition, in response of Staff’s comments, we deleted the disclosure on page 68.

Our business success and results of operations are significantly dependent, page 24

8.	We note your response to prior comment 10. Please file as exhibits any material agreements with your key customers.

In response to the Staff’s comments, we have filed material agreements with our key customers as Exhibit to this Amendment.

Regulations, page 73

9.	We note your new disclosure on page 73 and 74 about Hong Kong laws and regulations. Please expand the disclosure to discuss the regulations to which you will be subject to in the markets you intend to operate. For example, we note the disclosure in the first full paragraph on page 68 about the Mainland China market.

In response to the Staff’s comments regarding the disclosure of the intended operations in the Mainland China market, we have added detailed regulatory disclosures on pages 75 and 76 to address the requirements applicable to these operations.

Related Party Transactions, page 84

10.	We note your response to prior comment 19. Please revise the disclosure to identify the specific “former related companies” mentioned in the first table on page 85.

In response to the Staff’s comments, we have revised the disclosure on page 86 of the Amendment to specifically identify the former related companies referenced in the first table.

11.	We note your response to prior comment 20. Please revise to include disclosure covering the period from the beginning of the company’s preceding three fiscal years up to the date of the document. In this regard, you have only provided disclosure for the 2023 and 2024 fiscal years.

In response to the Staff’s comments, we have revised the disclosure on pages 86 of the Amendment to expand the coverage period to include the company’s preceding three fiscal years up to the date of this document.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

Consolidated Financial Statements of Billion Group Holdings Limited, page F-1

12.	We note from your disclosure in Note 1 that Billion Group Holdings Limited was incorporated in the Cayman Islands on May 6, 2025. In light of the fact that Billion Group Holdings Limited, the registrant, was not in existence at the date of the most recent audited balance sheet, please tell us your basis for presenting consolidated financial statements and not presenting financial statements of the combined entities to be reorganized with the effects of the reorganization disclosed in the pro forma capitalization table.

Billion Group Holdings Limited was incorporated on May 6, 2025 as an investment holding company with no business operations since its incorporation. It did not exist as of December 31, 2024 and December 31, 2023.

For the years ended December 31, 2024 and 2023, the financial statements presented are the combined financial statements of the Company, Harmony Alliance and Billion Enterprise International Limited. These entities were under common control and were the entities intended to be contributed to the Group in the subsequent recapitalization transactions completed in 2025. These consolidated financial statements therefore represent the historical financial position, results of operations, and cash flows of the Group as they are existed during the years ended December 31, 2024, and 2023.

Exhibit Index, page II-2

13.	We note your response to prior comment 21. Please tell us why page 3 of the opinion filed as Exhibit 5.2 refers to “the statements set forth in the Registration Statement under the caption “Hong Kong Taxation” are true and accurate in all material respects and that such statements constitute our opinion.” In this regard, there does not appear to be a reference to your counsel in the “Hong Kong Taxation” section on pages 98 and 99.

In response to the Staff’s comments, the Hong Kong Counsel, SH Wong & Co, amended the Hong Kong Legal Opinion by removing the paragraph stating “the statements set forth in the Registration Statement under the caption “Hong Kong Taxation” are true and accurate in all material respects and that such statements constitute our opinion.”.

Further amendments are made to the Hong Kong Legal Opinion now include an opinion on the statements in the section titled “Taxation”. These statements which describe or summarize the Hong Kong legal matters, are confirmed to be true and accurate in all material aspects, and fairly presenting and summarizing the relevant Hong Kong legal matters.

As mentioned above, the amended Hong Kong Legal Opinion means that the statements set forth in the Registration Statement under the caption “Hong Kong Taxation” no longer constitute the opinion of SH Wong & Co, the Hong Kong counsel. Consequently, no reference to the Hong Kong counsel is required in the “Hong Kong Taxation” section on Pages 99 and 100 of the prospectus.

Signatures, page II-4

14.	We note your response to prior comment 27. Please indicate clearly below the second paragraph of text required on the Signatures page who has signed your registration statement in the capacity of principal financial officer, and controller or principal accounting officer.

In response to the Staff’s comment, we have revised the Signatures Page to explicitly identify the signatory serving as Principal Accounting and Financial Officer.

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung
Partner
Concord & Sage PC

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

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